

February 14, 2023

Timothy Lain
Chief Financial Officer
Carpenter Technology Corp.
1735 Market Street, 15th Floor
Philadelphia, PA 19103

> **Re: Carpenter Technology Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed August 15, 2022**
> **File No. 001-05828**

Dear Timothy Lain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. Please revise MD&A in future annual and quarterly filings to more fully address the following:

    •   You disclose that results for fiscal year 2022 were negatively impacted by certain challenges, including supply chain disruptions. Please discuss whether and how supply chain disruptions materially affect your outlook or business goals. Quantify and disclose, to the extent possible, how sales, profits, and/or liquidity have been impacted and discuss known trends or uncertainties resulting from mitigation efforts undertaken, including whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or approval.

- You disclose here, and in quarterly filings, that you are experiencing ongoing inflationary cost increases. Please quantify and disclose the impact of the inflationary pressures you experience, including the combined impact of inflation and your LIFO inventory valuation method on cost of sales, gross profit, and inventory. Expand your disclosures to also indicate the extent to which you are able to pass increased costs on to customers, through surcharges, to mitigate inflationary pressures.

Non-GAAP Financial Measures, page 37

2. We note you present several non-GAAP performance measures in which you eliminate the LIFO decrement charge you recorded in FY 2021. Please more fully explain to us what the LIFO decrement charge represents and why you believe eliminating it from non-GAAP performance measures is appropriate given your use of LIFO to account for the majority of your inventory. Please also specifically address the following:

   - More fully explain to us how you determined the amount of the LIFO decrement charge and the factors that resulted in the charge. In this regard, we noted disclosures in current and prior year financial statements that indicate the current costs of LIFO valued inventories would be substantially higher which seems to indicate a potentially lower cost basis in older inventory balances; and

   - More fully explain to us how you considered the guidance in Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the non-GAAP performance measures you present are appropriate.

Free Cash Flow, page 39

3. We note your calculation of the non-GAAP liquidity measure you identify as "free cash flow" appears to differ from the standard calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP liquidity measure in future filings to "adjusted free cash flow" or something similar. Refer to Question 102.07 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Consolidated Financial Statements
4. Revenue, page 63

4. Please revise future filings to provide the disclosures required by ASC 606-10-50-6 and 50-8 or explain why you do not believe they are required.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing